VF 3-17-04

So 3/22/04

UNITE[redacted]
SECURITIES AND ... N
Washir...

04003852

OMB APPROVAL
OMB Number 3235-0123
Expires October 31, 2004
Estimated average burden hours per response...12.00

SEC FILE NUMBER
~~8-32746~~

8-2698

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

FEB 27 2004

NAME OF BROKER-DEALER:

William Blair & Company, LLC

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke (312) 236-1600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *If individual, state last, first, middle name*)

233 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0402-0509828

OATH OR AFFIRMATION

I, Timothy L. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MARILYN J. BOINSKI
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 08/01/2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents		$ 23,263,590
Money market funds		73,000,000
Receivables:		
Customers	$ 80,841,409	
Brokers, dealers and clearing organizations	26,478,548	
Securities borrowed	12,414,802	
Other	9,023,492	
		128,758,251
Trading securities:		
State and municipal obligations	23,444,613	
U.S. Government and agency	14,720,836	
Corporate debt	11,837,794	
Equity	706,678	
		50,709,921
Investments		8,445,387
Secured demand notes (collateral market value – $143,775,144)		69,444,750
Fixed assets, at cost (net of accumulated depreciation and amortization of $53,061,144)		23,129,486
Other assets		2,624,044
		$379,375,429
Liabilities and principal capital		
Payables:		
Principals	151,284,796	
Customers	37,773,089	
Brokers, dealers and clearing organizations	2,626,140	
Other	14,243,716	
		205,927,741
Securities sold, not yet purchased		462,600
Accrued expenses		50,736,676
Subordinated borrowings		2,248,412
Total liabilities		259,375,429
Principal capital		120,000,000
		$379,375,429

See accompanying notes.